PE
6/30/02



02045335

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN ISSUER


SEC MAIL
RECEIVED
PROCESSING
JUL 0 3 2002
WASH. D.C.
155
SECTION

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May & June, 2002

KUBOTA CORPORATION

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone : +81-6-6648-2645
Facsimile: +81-6-6648-2642

FOR IMMEDIATE RELEASE (THURSDAY, MAY 23, 2002)

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2002 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 23, 2002 ---Kubota Corporation reported today its consolidated and non-consolidated results of operations for the year ended March 31, 2002.

Consolidated Financial Highlights

(1) Results of operations

In millions of yen and thousands of U.S. dollars except per American Depositary Share ("ADS") amounts

	Year ended March 31, 2002	% (*)	Year ended March 31, 2001	% (*)
Net sales	¥976,097 $7,339,075	(1.8)	¥994,493	0.7
Operating income	¥34,424 $258,827	(20.3)	¥43,193	48.1
Income before income taxes, equity in net income (loss) of affiliated companies and cumulative effects of an accounting change	¥27,023 $203,180	(54.5)	¥59,349	155.5
Net income	¥9,530 $71,654	(2.7)	¥9,795	(40.4)
% of net sales	1.0%		1.0%	
Net income per ADS				
Basic	¥136 $1.02		¥139	
Diluted	¥133 $1.00		¥137	
Ratio of net income to shareholders' equity	2.3%		2.2%	
Ratio of income before income taxes to total assets	2.2%		4.5%	
Ratio of income before income taxes to net sales	2.8%		6.0%	

Notes to results of operations:

1 :Equity in net income (loss) of affiliated companies for the year ended March 31, 2002, and 2001 were (¥ 179 million), and ¥ 235 million, respectively.

2 : (*) represents percentage change from the comparable previous year.

3 :Average number of shares outstanding during the year ended March 31, 2002 ------- 1,405,564,181

Average number of shares outstanding during the year ended March 31, 2001 ------- 1,409,757,775

(2) Financial position

(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	March 31, 2002	March 31, 2001
Total assets	¥1,200,117 $9,023,436	¥1,290,756
Shareholders' equity	¥394,970 $2,969,699	¥434,979
Ratio of shareholders' equity to total assets	32.9%	33.7%
Shareholders' equity per ADS	¥5,681 $42.71	¥6,171

Note to financial position:

Number of shares outstanding as of March 31, 2002 ------- 1,390,419,012

Number of shares outstanding as of March 31, 2001 ------- 1,409,797,135

(3) Summary of statements of cash flows (In millions of yen and thousands of U.S. dollars)

	Year ended March 31, 2002	Year ended March 31, 2001
Net cash provided by operating activities	¥77,826 $585,158	¥48,527
Net cash used in investing activities	(¥34,458) ($259,083)	(¥23,024)
Net cash used in financing activities	(¥61,294) ($460,857)	(¥26,118)
Cash & cash equivalents, beginning of year	¥78,633 $591,226	¥78,642
Cash & cash equivalents, end of year	¥60,983 $458,519	¥78,633

(4) One hundred and nineteen subsidiaries are consolidated.
Fifty affiliated companies are accounted for under the equity method.

(5) The number of newly consolidated companies during the period : Three
The number of newly unconsolidated companies during the period : Ten

The number of newly affiliated companies during the period : Two
The number of newly unaffiliated companies during the period : Four

(6) Anticipated results of operations for the year ending March 31, 2003 (In millions of yen)

	Six months ending September 30, 2002	Year ending March 31, 2003
Net Sales	¥420,000	¥930,000
Income before income taxes and equity in net income (loss) of affiliated companies	¥19,000	¥46,000
Net income	¥10,000	¥24,000

Informational: Anticipated basic net income per ADS for the year ending March 31, 2003 will be ¥345.

Please refer to page 8 on condition for the above mentioned anticipated results of operations.

1. Management Policies

1. Basic management policy

More than a century since its founding, the Company has continued to help improve people's quality of life, by offering products and services—including farm equipment, pipe for water supply and sewage systems, environmental control plant, industrial castings, housing materials, and prefabricated houses. Through its businesses, the Company has contributed in bringing forth a better future for people, society, and the earth. While adhering to this corporate philosophy, the Company is implementing management policies that include focusing on prioritizing allocation of management resources and giving precedence to agility in its operations as well as strengthening consolidated operations. Through these measures, the Company aims to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Basic policy related to the Company's profit allocation

The Company's basic policy for the allocation of profit is to "maintain stable or raising dividends". The Company's policy is to determine the most appropriate use of retained earnings, by considering current business operations as well as the future business environment.

3. The medium and long-term management strategies including issues upon which the Company should take countermeasures

(1) The Company formulated the "Medium-Term Management Strategy", which should cover the term of three years from fiscal 2002 to fiscal 2004, in order to attain further improvement in profitability and growth in sales. The Company has been doing its best to make it happen with company-wide efforts.

Outlook of Medium-Term Management Strategy

1) Reforming the business and income structure
- (1) Improvement in the profitability of current businesses and reconstruction of the reviving businesses
- (2) Reengineering the job process within the Company by taking advantage of available information technology ("IT")
- (3) Establishing new and innovative businesses

2) Reforming the organization
- (1) Establish a management system whereby each business division operates as if it were an independent entity
- (2) Streamlining of the corporate office

3) Finance strategy
- (1) Achieving the target for the reduction of consolidated interest-bearing debt
- (2) Maintenance of balance sheets

(2) However, the economic environment surrounding the Company became much tougher than previously expected. In

addition to decreased demand from both national and local governments, which make up 40 % of the Company's sales, the ongoing deflation, sharp fall in stock prices, and the loss from disposition of subsidiaries negatively impacted the Company.

(3) Under such conditions, for the purpose of recovering profitability, the Company aims to lower the break-even point through drastic cost-cuts and a reduction of fixed costs. The Company also tries to enhance the competitiveness through a 20% increase in productivity, a reduction of inventory, and a shortening of lead times. In order to achieve above-mentioned goals, every employee has to change him or herself. The Company is going to introduce a new program for human resource management, which includes the introduction of a performance appraisal program based on individual achievement, promoting younger employees to senior posts by lowering the retirement age from senior posts, a bonus program linked more to the company performance and so forth. With its plan, the Company aims to establish a competitive or creative corporate culture.

(4) In the meantime, the basic strategy for the medium-term, as designed last year, remains unchanged. The Company endeavors to pursue further growth through new businesses and businesses adjacent to current ones, however, places emphasis on enhancing profitability of current businesses. As for financial targets in the Medium-Term Management Strategy, the Company modified them as follows: Sales: ¥930.0 billion, Operating income: ¥55.0 billion, Income before income taxes, equity in net income of affiliated companies: ¥52.0 billion, Net income: ¥27.0 billion. (Reference; Initial targets; Sales: ¥1,100.0 billion, Operating income: ¥65.0 billion, Income before income taxes, equity in net income of affiliated companies: ¥63.0 billion, Net income: ¥34.0 billion)

(5) Finance Strategy

The Company has been grappling with trimming interest-bearing debt. The initial target was a reduction from ¥430.1 billion at the end of March, 1999 to ¥330.0 billion at the end of March, 2002, a reduction of over ¥100 billion. At the end of March, 2002, the amount of interest-bearing debt decreased to ¥333.0 billion. Excluding interest-bearing debt of the newly consolidated companies after March 31, 1999, the amount of interest bearing debt was ¥324.3 billion, which means the Company achieved the original goal. The Company continues to streamline balance sheets in order to reduce the interest-bearing debt to ¥315.0 billion in March 2003.

On the other hand, from December, 2001 through April, 2002, the Company purchased its treasury stock in order to enhance efficiency of shareholders' equity. The number of shares purchased during this period amounted to 19.29 million shares, and in fiscal 2003 the Company will continue to purchase treasury stock, not exceeding 50 million shares.

2. Review of Operations and Financial Condition

1. Review of operations

(1) Outline of the results of operations for the year under review

The domestic economy under review, the Japanese economy, suffered from weak capital expenditures in the private sector, stagnant public investment, and feeble private consumption reflecting the harsh condition of employment and income.

Overseas, although the worldwide economy seemed to be stagnant led by an economic slowdown and terrorist attacks in the US, the US economy has shown signs of recovery, supported by brisk private consumption, new housing starts and inventory adjustment. In the EU, while economic slowdown was apparent in Germany, in other EU countries, economic conditions deteriorated only slightly.

Under such conditions, net sales were ¥976.1 billion, a decrease of 1.8% from prior year. This decrease was mainly attributed to less sales in the public demand–related businesses. Domestic sales were ¥759.6 billion, down by 4.9%, and overseas sales were ¥216.5 billion, up by 10.7%; largely thanks to the favorable sales of tractors in North America. During the year under review, the Company continued to implement a reduction in selling, general and administrative expenses and cost of sales. However, by the loss from withdrawal of some businesses and so forth, operating income was down by 20.3% to ¥34,424 million, and income before income taxes, equity in net income of affiliated companies and cumulative effect of an accounting change was down by 54.5% to ¥27,023 million, mainly due to the gain on contribution of securities to the employee retirement benefit trust in the prior year and appraisal losses on investment securities in the year under review. Net income dipped by 2.7% from prior year to ¥9,530 million. Diluted net income per American Depositary Share ("ADS") was ¥133, a ¥4 decrease compared with the prior year.

(2). Review of operations by product group

(1) **Sales in Internal Combustion Engine and Machinery** were ¥423.2 billion, a decrease of 0.1 % from the prior year, comprising 43.3% of consolidated net sales. Domestic sales decreased 8.3%, to ¥222.4 billion. Overseas sales rose 10.8% to ¥200.8 billion.

Domestic sales of farming equipment declined. This was primarily attributed to the reduction in the number of consolidated subsidiaries and a feeble replacement demand. The domestic market for farming equipment has been negatively affected by gloomy economic conditions, and weaknesses in the prices of rice and vegetables. Under such conditions, the Company has tried to aggressively promote sales by implementing a flexible sales policy while introducing new models with higher quality and price-competitiveness. Domestic sales of new models in medium-sized tractors were brisk and sales of large-sized tractors were favorable in northern Japan, especially Hokkaido, which is the main market for large-sized tractors. However, sales of small-sized tractors declined compared with the previous year. This reflects the substantial sales in the prior year and the consumers' attention toward tractors with lower prices. Overseas, in the US market, which is the mainstay of the overseas market, there were growing concerns regarding the negative impacts of the recession and the terrorist attacks, but the Company recorded an all-time high in volume of tractors sold. This was supported by brisk new housing starts and stable private consumption. Most of all, a new model of lawn mower was received exceptionally well by consumers. Sub-compact tractor "BX" also recorded favorable sales in the current year. The economic condition of the EU, already negatively affected by the economic slowdown in the US from the latter half of the year, turned worse. However, in France, Germany, U.K. and Southern European countries, sales of tractors were brisk, and higher than in the prior year. In China, sales of combine harvesters increased from the prior year thanks to well acceptance of a new model by farmers, that consumer credit loans have become wide spread, and so forth. In Taiwan, sales were slightly lower than the previous year due to an economic slump and the liberalization in imports of crops contingent to Taiwan's participation in the WTO.

Sales of engines retreated from the prior year. Domestic sales to manufacturers of construction and industrial machinery were reduced by sluggish demand in construction. Sales to farming related-markets also declined, due to the stagnant demand for farm equipment. Overseas, in US market, sales of engines for lawn mowers were brisk, thanks to favorable consumption levels and new housing starts; but, negatively impacted by the slowdown in the US economy, sales of light towers and lifts struggled.

Sales of construction machinery decreased compared with prior year. Domestic sales retreated because the market of construction machinery shrank due to lackluster economic conditions and the reduction of public construction. Overseas, sales in Germany were down from the previous year, but sales in France and U.K. were favorable. Total sales of these three countries were up from the previous year.

(2) Sales in Industrial Products and Engineering accounting for 45.2% of consolidated sales, were ¥440.9 billion, a decrease of 4.0% from the previous year. Domestic sales declined 4.4% to ¥425.2 billion. Overseas sales climbed 9.5% to ¥15.7 billion.

Sales in pipe and fluid systems engineering fell 8.7% to ¥190.7 billion. Domestic sales declined 9.2% to ¥186.1 billion. Overseas sales represented a 20% rise, to ¥4.6 billion. Sales of ductile iron pipes decreased, centering on waterpipes. This decrease reflected reduction of public works spending by the governments due to financial difficulties. Sales of polyvinyl chloride pipes decreased principally due to weak new housing starts and a reduction in public works spending. Sales of valves improved along with the progress of construction in several large orders.

Sales in industrial castings retreated 4.4%, to ¥33.2 billion from the prior year. Domestic sales were reduced 4.4%, to ¥26.0 billion. Overseas sales also decreased 4.5%, to ¥7.2 billion. Sales of ductile iron segments grew thanks to large orders, but sales of cast steel pipes preventing landslides declined, negatively affected by the reduction of public works spending. Sales of cargo oil pipes or cracking tubes for the petrochemical industry rose, but sales to the iron industry- related market declined. Overseas, our Canadian subsidiary, Kubota Metal Corporation, recorded lower sales, resulting from sluggish market conditions in the mining and iron industries.

Sales in environmental engineering increased 6.1%, to ¥148.0 billion. Domestic sales rose 5.6% to ¥144.9 billion and overseas sales also increased 31.9% to ¥3.1 billion. Sales of sewage treatment plants, which are the mainstay of this segment, were lower than the prior year. This decrease had a direct relationship with the reduction of public investment by the governments due to their financial difficulties. Sales of night-soil treatment plants retreated because their orders in the first half of this fiscal year were unfavorable, but orders advanced, centering on a few large ones. Sales of incineration plants and recycling plants jumped from prior year because of large orders received in prior year. As for orders, the Company received orders for incinerators from Kyoto City. Total orders of incineration plants and recycling plants, however, were lower than in the prior year, because orders in the prior year were very high. Sales of pumps were reduced centering around large-sized pumps, and were affected by the reduction of public investment

Sales in industrial machinery decreased 9.2%, to ¥69.0 billion. Domestic sales fell 9.6%, to ¥68.2 billion. Overseas sales improved 36.3% to ¥0.8 billion.

(3) Sales of Building Materials and Housing were ¥112.0 billion, an increase of 0.3% from the prior year, comprising 11.5% of consolidated net sales.

Sales of roofing materials decreased negatively affected by the slump in new housing starts, even though the Company renewed basic models for the first time since its inception. Sales of siding materials rose, as the Company raised market share by introducing new models.

As for septic tanks (Johkasou systems), sales advanced. In proportion as demands for dual use (both night-soil and wastewater) were expanding, the Company introduced several new models of compact type dual use septic tanks. As a result, market share of the company was up compared with the previous year.

Sales of prefabricated houses decreased compared with the previous year, reflecting weak new housing starts. On the contrary, sales of condominiums were favorable. In the end, total sales of housing business advanced. In March 2002, the Company transferred shares of KUBOTA House Co., Ltd. to Sanyo Electric Co., Ltd. and withdrew from prefabricated housing business.

(3) Matter concerning profit allocation for this fiscal year

The Company plans to pay year-end cash dividends of ¥60 per ADS. Together with interim cash dividends, total dividends per ADS for the entire fiscal year will amount to ¥120 per ADS.

2. Financial Condition

Net cash provided by operating activities increased ¥77.8 billion, up by ¥29.3 billion, compared with the previous fiscal year. This increase was primarily attributed to the reduction of inventories in the course of streamlining the balance sheets.

Net cash used in investing activities amounted to ¥34.5 billion, up by ¥11.4 billion, compared with the previous fiscal year. This increase was primarily related to the increase in other investments, and the decrease in proceeds from sales of property, plant, and equipment.

Net cash used in financing activities amounted to ¥61.3 billion, up by ¥35.2 billion, compared with the previous fiscal year. The Company maintained the reduction of long-term debt and short-term borrowings from prior year, and purchased its treasury stock.

As the result, Cash and cash equivalents at year-end was ¥61.0 billion, down ¥17.6 billion as compared with the prior year, and free cash flows were ¥45.4 billion, up by ¥33.1 billion compared with the prior year.

3. Prospect for the next fiscal year

(1) General outlook

The economic condition in Japan will remain as tough as ever, with growing concern over the deflation triggered by government structural reform, and lackluster consumption in the private sector. Overseas, the economic recovery in developed countries including the US is slow; therefore, the outlook of the world economy remains uncertain. Under such conditions, the Company continues the vigorous and steady implementation of the "Medium-Term Management Strategy", as well as improves the profitability by further cost cutting and streamlining the corporate staff department.

Looking ahead, the Company forecasts consolidated net sales for the year ending March 31, 2003 at ¥930.0 billion, down by ¥46.1 billion compared with the prior year, reflecting the withdrawal from prefabricated housing business. The Company also expects income before income taxes, equity in net income of affiliated companies at ¥46.0 billion, up by ¥19.0 billion. Additionally net income is expected to be ¥24.0 billion, up by 14.5 billion as compared with the prior year. (These forecasts anticipate an exchange rate of ¥125=US$1.)

(2) Prospect with regard to the profit allocation for the next fiscal year

In accordance with the previously described basic policy related to the Company's profit allocation of "maintaining stable or raising dividends", the Company is considering paying cash dividends per ADS for the next entire fiscal year of ¥120, together with the expected interim cash dividends of ¥60 per ADS.

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should notice that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

Consolidated Statements of Income

(In millions of yen)

	Year ended March 31, 2002		Year ended March 31, 2001		Change	
	Amount	%	Amount	%	Amount	%
Net Sales	976,097	100.0	994,493	100.0	(18,396)	(1.8)
Cost of Sales	729,863	74.8	742,516	74.7	(12,653)	(1.7)
Selling, general, and administrative expenses	199,019	20.4	208,295	20.9	(9,276)	(4.5)
Loss from disposal of businesses and fixed assets	12,791	1.3	489	0.1	12,302	-
Operating Income	34,424	3.5	43,193	4.3	(8,769)	(20.3)
Other Income (expenses):						
Interest and dividend income	7,506		10,042		(2,536)	
Interest expense	(6,697)		(8,140)		1,443	
Gain on contribution of securities to the employee retirement benefit trust	-		19,277		(19,277)	
Other-net	(8,210)		(5,023)		(3,187)	
Other income (expenses), net	(7,401)		16,156		(23,557)	
Income before income taxes, equity in net income (loss) of affiliated companies and cumulative effect of an accounting change	27,023	2.8	59,349	6.0	(32,326)	(54.5)
Income Taxes:						
Current	22,905		25,192		(2,287)	
Deferred	(5,591)		3,038		(8,629)	
Total income taxes	17,314		28,230		(10,916)	
Equity in net income (loss) of affiliated companies	(179)		235		(414)	
Income before cumulative effect of an accounting change	9,530	1.0	31,354	3.2	(21,824)	(69.6)
Cumulative effect of an accounting change	-		(21,559)		21,559	
Net income	9,530	1.0	9,795	1.0	(265)	(2.7)

(In yen)

	Year ended March 31, 2002	Year ended March 31, 2001	Change
Basic earnings per ADS (20 common shares):			
Income before cumulative effect of an accounting change	136	445	
Cumulative effect of an accounting change	-	(306)	
Net income	136	139	
Diluted earnings per ADS (20 common shares):			
Income before cumulative effect of an accounting change	133	415	
Cumulative effect of an accounting change	-	(278)	
Net income	133	137	

Consolidated Balance Sheets

Assets

(In millions of yen)

	March 31, 2002		March 31, 2001		Change
	Amount	%	Amount	%	Amount
Current Assets:					
Cash and cash equivalents	60,983		78,633		(17,650)
Short-term investments	1,394		2,348		(954)
Notes and accounts receivable:					
Trade notes	103,701		115,526		(11,825)
Trade accounts	259,120		258,405		715
Finance receivables	97,963		92,254		5,709
Other	12,515		12,270		245
Less: Unearned income	(8,710)		(9,752)		1,042
Allowance for doubtful receivables	(4,052)		(4,858)		806
Total	460,537		463,845		(3,308)
Inventories	155,354		180,318		(24,964)
Prepaid expenses and other	45,496		41,720		3,776
Total current assets	723,764	60.3	766,864	59.4	(43,100)
Investments:					
Investments in and advances to affiliated companies	12,740		10,778		1,962
Other investments	128,876		196,997		(68,121)
Total investments	141,616	11.8	207,775	16.1	(66,159)
Property, plant and equipment:					
Land	88,315		92,508		(4,193)
Buildings	197,603		196,893		710
Machinery and equipment	452,156		458,798		(6,642)
Construction in progress	4,253		3,637		616
Total	742,327		751,836		(9,509)
Accumulated depreciation	(466,116)		(461,763)		(4,353)
Net property, plant and equipment	276,211	23.0	290,073	22.5	(13,862)
Other assets	58,526	4.9	26,044	2.0	32,482
Total	1,200,117	100.0	1,290,756	100.0	(90,639)

Consolidated Balance Sheets

Liabilities and shareholders' equity (In millions of yen)

	March 31, 2002		March 31, 2001		Change
	Amount	%	Amount	%	Amount
Current Liabilities:					
Short term borrowings	122,977		122,384		593
Trade notes payable	42,909		75,987		(33,078)
Trade accounts payable	182,675		170,631		12,044
Advances received from customers	7,886		8,711		(825)
Notes and accounts payable for capital expenditures	15,746		14,533		1,213
Accrued payroll costs	22,656		24,329		(1,673)
Income taxes payable	12,587		13,769		(1,182)
Other current liabilities	65,042		67,895		(2,853)
Current portion of long-term debt	42,076		67,612		(25,536)
Total current liabilities	514,554	42.9	565,851	43.8	(51,297)
Long term liabilities:					
Long term debt	167,850		182,238		(14,388)
Accrued retirement and pension costs	106,206		89,641		16,565
Other long-term liabilities	16,537		18,047		(1,510)
Total long-term liabilities	290,593	24.2	289,926	22.5	667
Shareholders' equity:					
Common Stock	78,156		78,156		-
Additional paid-in capital	87,263		87,263		-
Legal reserve	19,539		19,539		-
Retained earnings	216,810		215,739		1,071
Accumulated other comprehensive income	128		34,282		(34,154)
Treasury stock	(6,926)		-		(6,926)
Total shareholders' equity	394,970	32.9	434,979	33.7	(40,009)
Total	1,200,117	100.0	1,290,756	100.0	(90,639)

Consolidated Statements of Comprehensive Income (Loss)

(In millions of yen)

	Year ended March 31, 2002	Year ended March 31, 2001	Change
Net Income	9,530	9,795	(265)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	9,094	5,657	3,437
Unrealized losses on securities	(32,187)	(38,568)	6,381
Minimum pension liability adjustment	(10,671)	16,807	(27,478)
Unrealized losses on derivatives	(390)	-	(390)
Other comprehensive loss	(34,154)	(16,104)	(18,050)
Comprehensive loss	(24,624)	(6,309)	(18,315)

Consolidated Statements of Shareholders' Equity

(In millions of yen)

	Shares of Common Stock Outstanding (Thousands)	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock
Balance, March 31, 2000	1,409,655	78,107	87,213	19,527	214,414	50,386	-
Stock issued on conversion of debt	154	49	50				
Net income					9,795		
Other comprehensive loss						(16,104)	
Cash dividends, ¥120 per 20 common shares					(8,458)		
Transfer to legal reserve				12	(12)		
Balance, March 31, 2001	1,409,809	78,156	87,263	19,539	215,739	34,282	-
Net income					9,530		
Other comprehensive loss						(34,154)	
Cash dividends, ¥120 per 20 common shares					(8,459)		
Purchases of treasury stock	(19,390)						(6,926)
Balance, March 31, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)

Consolidated Statements of Cash Flows

(In millions of yen)

	Year ended March 31, 2002	Year ended March 31, 2001	Change
Operating activities			
Net income	9,530	9,795	
Cumulative effect of an accounting change	-	21,559	
Depreciation and amortization	40,535	43,926	
Provision for retirement and pension costs, less payments	1,267	3,896	
Gain on sales of securities	(2,578)	(821)	
Gain on contribution of securities to the employee retirement benefit trust	-	(19,277)	
Deferred income taxes	(5,591)	3,038	
Decrease (increase) in notes and accounts receivable	12,752	(46,549)	
Decrease in inventories	23,260	3,474	
Increase (decrease) in trade notes and accounts payable	(9,958)	19,053	
Increase (decrease) in income taxes payable	(1,310)	2,526	
Other	9,919	7,907	
Net cash provided by operating activities	77,826	48,527	29,299
Investing activities			
Purchases of fixed assets	(32,473)	(36,250)	
Purchases of investments and change in advances	(2,333)	(327)	
Proceeds from sales of property, plant, and equipment	2,002	5,519	
Proceeds from sales of investments	7,916	2,955	
Other	(9,570)	5,079	
Net cash used in investing activities	(34,458)	(23,024)	(11,434)
Financing activities			
Proceeds from issuance of long-term debt	28,202	11,416	
Repayments of long-term debt	(71,034)	(49,365)	
Net increase (decrease) in short-term borrowings	(3,077)	20,289	
Cash dividends	(8,459)	(8,458)	
Purchases of treasury stock	(6,926)	-	
Net cash used in financing activities	(61,294)	(26,118)	(35,176)
Effect of exchange rate changes on cash and cash equivalents	276	606	(330)
Net decrease in cash and cash equivalents	(17,650)	(9)	
Cash and cash equivalents, beginning of period	78,633	78,642	
Cash and cash equivalents, end of period	60,983	78,633	(17,650)

(In millions of yen)

Notes:			
Cash paid during the year for:			
Interest	7,123	8,048	(925)
Income taxes	24,351	22,800	1,551
Major noncash transaction:			
Contribution of securities to the employee retirement benefit trust	-	33,116	(33,116)

Consolidated Net Sales by Product Group

(In millions of yen)

	Year ended March 31, 2002		Year ended March 31, 2001		Change	
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	201,627		218,668		(17,041)	(7.8)
Construction Machinery	20,759		23,826		(3,067)	(12.9)
Internal Combustion Engine & Machinery	222,386	22.7	242,494	24.4	(20,108)	(8.3)
Pipe & Fluid Systems Engineering	186,050		205,013		(18,963)	(9.2)
Industrial Castings	25,970		27,156		(1,186)	(4.4)
Environmental Engineering	144,940		137,204		7,736	5.6
Industrial Machinery	68,267		75,498		(7,231)	(9.6)
Industrial Products & Engineering	425,227	43.6	444,871	44.7	(19,644)	(4.4)
Building Materials	57,803		60,397		(2,594)	(4.3)
Housing	54,183		51,224		2,959	5.8
Building Materials & Housing	111,986	11.5	111,621	11.2	365	0.3
Domestic Total	759,599	77.8	798,986	80.3	(39,387)	(4.9)
Farm Equipment and Engines	182,282		162,975		19,307	11.8
Construction Machinery	18,530		18,209		321	1.8
Internal Combustion Engine & Machinery	200,812	20.6	181,184	18.2	19,628	10.8
Pipe & Fluid Systems Engineering	4,599		3,834		765	20.0
Industrial Castings	7,269		7,613		(344)	(4.5)
Environmental Engineering	3,048		2,311		737	31.9
Industrial Machinery	770		565		205	36.3
Industrial Products & Engineering	15,686	1.6	14,323	1.5	1,363	9.5
Overseas Total	216,498	22.2	195,507	19.7	20,991	10.7
Farm Equipment and Engines	383,909		381,643		2,266	0.6
Construction Machinery	39,289		42,035		(2,746)	(6.5)
Internal Combustion Engine & Machinery	423,198	43.3	423,678	42.6	(480)	(0.1)
Pipe & Fluid Systems Engineering	190,649		208,847		(18,198)	(8.7)
Industrial Castings	33,239		34,769		(1,530)	(4.4)
Environmental Engineering	147,988		139,515		8,473	6.1
Industrial Machinery	69,037		76,063		(7,026)	(9.2)
Industrial Products & Engineering	440,913	45.2	459,194	46.2	(18,281)	(4.0)
Building Materials	57,803		60,397		(2,594)	(4.3)
Housing	54,183		51,224		2,959	5.8
Building Materials & Housing	111,986	11.5	111,621	11.2	365	0.3
Grand Total	976,097	100.0	994,493	100.0	(18,396)	(1.8)

Note:

Sales of Pumps, formerly included in Pipe & Fluid Systems & Engineering Division, are included in Environmental Engineering Division.

Anticipated Consolidated Net Sales by Industry Segment ending March 31, 2003

(In billions of yen)

	Year ending March 31, 2003 (Forecast)		Year ended March 31, 2002 (Actual results)		Change	
	Amount	%	Amount	%	Amount	%
Domestic	215.0		222.4		(7.4)	(3.3)
Overseas	215.0		200.8		14.2	7.1
Internal Combustion Engine & Machinery	430.0	46.2	423.2	43.3	6.8	1.6
Domestic	418.5		425.2		(6.7)	(1.6)
Overseas	16.5		15.7		0.8	5.1
Industrial Products & Engineering	435.0	46.8	440.9	45.2	(5.9)	(1.3)
Domestic	65.0		112.0		(47.0)	(42.0)
Building Materials & Housing	65.0	7.0	112.0	11.5	(47.0)	(42.0)
Grand Total	930.0	100.0	976.1	100.0	(46.1)	(4.7)
Domestic	698.5	75.1	759.6	77.8	(61.1)	(8.0)
Overseas	231.5	24.9	216.5	22.2	15.0	6.9

Consolidated Segment Information

(1) Information by industry segments

(Year ended March 31, 2002) (In millions of yen)

		Internal Combustion Engine & Machinery	Industrial Products & Engineering	Building Materials & Housing	Total	Corporate & Eliminations	Consolidated
Net sales	Unaffiliated customers	423,198	440,913	111,986	976,097	-	976,097
	Intersegment	195	12,069	4	12,268	(12,268)	-
	Total	423,393	452,982	111,990	988,365	(12,268)	976,097
Cost of sales and operating expenses		375,623	433,079	124,991	933,693	7,980	941,673
Operating income (loss)		47,770	19,903	(13,001)	54,672	(20,248)	34,424
Identifiable assets at March 31, 2002		478,390	484,325	76,979	1,039,694	160,423	1,200,117
Depreciation		14,125	20,489	2,968	37,582	2,492	40,074
Capital expenditures		14,107	16,501	2,892	33,500	2,842	36,342

(Year ended March 31, 2001) (In millions of yen)

		Internal Combustion Engine & Machinery	Industrial Products & Engineering	Building Materials & Housing	Total	Corporate & Eliminations	Consolidated
Net sales	Unaffiliated customers	423,678	459,194	111,621	994,493	-	994,493
	Intersegment	114	9,919	598	10,631	(10,631)	-
	Total	423,792	469,113	112,219	1,005,124	(10,631)	994,493
Cost of sales and operating expenses		380,634	444,655	118,825	944,114	7,186	951,300
Operating income (loss)		43,158	24,458	(6,606)	61,010	(17,817)	43,193
Identifiable assets at March 31, 2001		480,274	485,732	109,101	1,075,107	215,649	1,290,756
Depreciation		14,939	21,861	3,820	40,620	2,691	43,311
Capital expenditures		11,078	19,871	2,416	33,365	3,805	37,170

(2) *Information by geographic segments*

Year ended March 31, 2002 (In millions of yen)

		Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales	Unaffiliated customers	779,538	147,841	48,718	976,097	-	976,097
	Intersegment	103,428	2,907	656	106,991	(106,991)	-
	Total	882,966	150,748	49,374	1,083,088	(106,991)	976,097
Cost of sales & operating expenses		847,576	133,095	46,596	1,027,267	(85,594)	941,673
Operating income		35,390	17,653	2,778	55,821	(21,397)	34,424
Identifiable assets at March 31, 2002		847,749	144,964	37,858	1,030,571	169,546	1,200,117

Year ended March 31, 2001 (In millions of yen)

		Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales	Unaffiliated customers	818,024	133,115	43,354	994,493	-	994,493
	Intersegment	109,553	2,729	760	113,042	(113,042)	-
	Total	927,577	135,844	44,114	1,107,535	(113,042)	994,493
Cost of sales & operating expenses		883,123	121,271	41,408	1,045,802	(94,502)	951,300
Operating income		44,454	14,573	2,706	61,733	(18,540)	43,193
Identifiable assets at March 31, 2001		906,422	125,169	36,501	1,068,092	222,664	1,290,756

(3) Overseas sales

Year ended March 31, 2002 (In millions of yen)

	North America	Other Areas	Total
Overseas sales	148,089	68,409	216,498
Consolidated net sales			976,097
Ratio of overseas sales to consolidated net sales	15.2%	7.0%	22.2%

Year ended March 31, 2001 (In millions of yen)

	North America	Other Areas	Total
Overseas sales	132,410	63,097	195,507
Consolidated net sales			994,493
Ratio of overseas sales to consolidated net sales	13.3%	6.4%	19.7%

Fair Value of Derivatives

The following table presents the contract or notional amounts, the carrying values, and the fair values for the derivatives as of March 31, 2002 and 2001.

(In millions of yen)

	March 31, 2002			March 31, 2001		
	Notional amount	Carrying value	Fair value	Notional amount	Carrying value	Fair value
Foreign exchange instruments	18,079	(374)	(374)	37,964	(2,965)	(2,937)
Interest rate swaps and other instruments	17,768	(313)	(313)	4,800	–	(114)

Fair Value of Short-Term and Other Investments

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company's balance sheet. The following table presents costs, fair values, net unrealized holding gains and losses for securities by major security type at March 31, 2002 and 2001.

(In millions of yen)

	March 31, 2002			March 31, 2001		
	Cost	Fair value	Net unrealized holding gains (losses)	Cost	Fair value	Net unrealized holding gains (losses)
Short Term Investments:						
Governmental and corporate debt securities and other	1,394	1,394	-	2,348	2,348	-
Other Investments:						
Equity securities of financial institutions	48,726	68,720	19,994	61,639	135,167	73,528
Other equity securities	25,620	44,582	18,962	26,508	46,804	20,296
Other	2,391	2,392	1	8,404	8,227	(177)
Total	78,131	117,088	38,957	98,899	192,546	93,647

Related Party Transactions

The following table presents the major balances and transactions with affiliated companies, which are included in the consolidated financial statements.

(In millions of yen)

	Year ended March 31, 2002 or at March 31, 2002	Year ended March 31, 2001 or at March 31, 2001
Notes and accounts receivables (at March 31)	29,754	27,797
Sales (year ended March 31)	86,250	80,339

Cash dividends from affiliated companies are ¥457 million (year ended March 31, 2002), and ¥448 million (year ended March 31, 2001), respectively.

Notes:

1. The United States dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2002, of ¥133 = US$1, solely for convenience.

2. Each ADS represents 20 common shares.

3. One hundred and nineteen subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
		Kubota Credit Co., Ltd.
		Kubota Lease Corporation
		Kubota Environmental Service Co., Ltd.
	Overseas	Kubota Tractor Corporation
		Kubota Credit Corporation, U.S.A.
		Kubota Manufacturing of America Corporation
		Kubota Engine America Corporation
		Kubota Metal Corporation
		Kubota Baumaschinen GmbH
		Kubota Europe S.A.

4. Fifty affiliated companies are accounted for by the equity method.

Major affiliated companies :	Domestic	33 sales companies of farm equipment
	Overseas	The Siam Kubota Industry Co., Ltd.

5. Summary of accounting policies:
   ① The accompanying condensed consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for ②.
   ② The Consolidated Segment Information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131,"Disclosures about Segments of an Enterprise and Related Information".

6. Accounting change
   ①Year ended March 31, 2002
   None.
   ②Year ended March 31, 2001
   The Company changed its method of amortization of actuarial gains and losses in accounting for pension.
   A charge for cumulative effect on prior year of ¥21,559 million was reported in consolidated statements of operations.

7. Adoption of new accounting standards
   The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities -an Amendment of FASB statement No.133." SFAS No.133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. In addition, the changes in the fair value will be included in either earnings or other comprehensive income depending on the intended use of derivatives and the nature of the hedging activity.
   The effect by adopting this new standard on net income and total comprehensive income is not material, and there is no effect to cash flows.

Non-consolidated Financial Highlights

The date of the Board of Directors' Meeting ----------------------- Thursday, May 23, 2002
The date of the Ordinary General Shareholders' Meeting --------- Wednesday, June 26, 2002

(1) Results of operations (In millions of yen except per share amounts)

	Year ended March 31, 2002	Change(*)	Year ended March 31, 2001	Change(*)
Net Sales	¥672,576	(4.5)%	¥704,462	(4.3)%
Operating income	¥27,556	(25.7)%	¥37,093	12.3%
Ordinary income	¥23,967	(22.0)%	¥30,736	33.2%
Net income	¥136	-	(¥34,953)	-
Net income per share(**)	¥0.09	-	(¥24.79)	-
Ratio of net income to shareholders' equity	0.0%	-	(8.5)%	-
Ratio of ordinary income to total assets	2.5%	-	3.2%	-
Ratio of ordinary income to net sales	3.6%	-	4.4%	-

Notes to results of operations:

1. Average number of shares outstanding during the year ended March 31, 2002 ------- 1,405,888,248
   Average number of shares outstanding during the year ended March 31, 2001 ------- 1,409,757,775
2. (*) represents percentage change to the comparable previous year.
3. (**) represents amount based on the average number of common shares outstanding during the year.
4. The average number of shares outstanding during the year ended March 31, 2002 does not include the number of treasury stock.

(2) Cash dividends (In millions of yen except per share amounts)

	Cash dividends per share			Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to share -holders' equity
	Interim	Year end	Total			
Year ended Mar. 31, 2002	¥3.00	(*) ¥3.00	¥6.00	¥8,402	—	2.3%
Year ended Mar. 31, 2001	¥3.00	¥3.00	¥6.00	¥8,458	—	2.0%

Note to cash dividends:

(*) Year end dividends for the fiscal year ended March 31, 2002 are subject to shareholders' approval at the Ordinary General Meeting of Shareholders to be held on June 26, 2002.

(3) Financial position

(In millions of yen except per share amounts)

	As of March 31, 2002	As of March 31, 2001
Total assets	¥943,258	¥998,686
Shareholders' equity	¥371,785	¥418,889
Ratio of shareholders' equity to total assets	39.4%	41.9%
Shareholders' equity per share	¥267.26	¥297.12

Notes to financial position:

Number of shares outstanding as of March 31, 2002------- 1,391,067,146
Number of shares outstanding as of March 31, 2001------ 1,409,808,978
Number of treasury stock as of March 31, 2002--------- 18,741,832
Number of treasury stock as of March 31, 2001--------- 11,843

The number of shares outstanding during the year ended March 31, 2002 does not include the number of treasury stock.

(4) Anticipated results of operations for the year ending March 31, 2003

(In millions of yen except per share amounts)

	Six months ending September 30, 2002	Year ending March 31, 2003
Net sales	¥280,000	¥675,000
Ordinary income	¥2,500	¥27,000
Net income	¥2,000	¥16,000
Interim cash dividends per share	¥3.00	-
Year end cash dividends per share	-	¥3.00

Notes to anticipated result of operations for the year ending March 31, 2003:

1. The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan and includes the information of parent company only. It should not be confused with condensed consolidated financial information.
2. All figures in the non-consolidated financial information have been rounded down except per share information.
3. Please refer to page 8 on condition for the above mentioned anticipated results of operations.

CONVOCATION NOTICE FOR THE 112nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

This is a translation of a notice
Japanese circulated to Japanes
shareholders.

KUBOTA CORPORATION

OSAKA, JAPAN

Editor's notes.

1. The financial statements included in this Notice of the Shareholders' Meeting are prepared in accordance with accounting principles (and practices) generally accepted in Japan and include the accounts of the parent company only.
2. All amounts shown in this Notice of the Shareholders' Meeting have been rounded down.

(TRANSLATION)

To: Stock Section, KUBOTA CORPORATION
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka

Voting Exercise Card

Shareholder No.:
Number of Shares with voting rights:____________ shares

Know All Men By These Presents:

That I (we) do hereby exercise my (our) voting rights at the 112nd Ordinary General Meeting of Shareholders to be held on June 26, 2002 (including any adjournment thereof) on the agenda thereof as indicated below (either "Yes" or "No" indicated by circle).

1st Subject for Discussion:	Yes	No
2nd Subject for Discussion:	Yes	No
3rd Subject for Discussion:	Yes	No
4th Subject for Discussion:	Yes (Except for)	No
5th Subject for Discussion:	Yes	No
6th Subject for Discussion:	Yes	No

In witness whereof, I (we) have executed this Voting Exercise Card on the _____day of June, 2002.

Signature:________________________

Should no indication of either "Yes" or "No" be made above, it will be regarded that the agenda item is approved.

Kubota Corporation

(Translation)

June 10, 2002

To: Shareholders

CONVOCATION NOTICE FOR THE 112nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 112nd Ordinary General Meeting of Shareholders of the Company will be held as described hereunder. Your attendance is respectfully requested.

Date and Time: **10:00 a.m. on Wednesday, June 26, 2002**

Place: Convention Hall of the Company
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka

Matters for which the meeting is held:

Matters to be reported:

Balance sheet as of March 31, 2002 and the statement of income and the business report for the 112nd period (from April 1, 2001 to March 31, 2002).

Matters requiring resolutions:

1st Subject for Discussion:
Matters concerning the approval of proposed appropriation of unappropriated retained earnings for the 112nd period.

2nd Subject for Discussion:
Matters concerning purchase of treasury stock.
Summary of the agenda is described in the referential materials for exercise of voting rights on pages 19.

3rd Subject for Discussion:
Matters concerning partial amendment to the Articles of Incorporation.
Summary of the agenda is described in the referential materials for exercise of voting rights on pages 19 and 22.

4th Subject for Discussion:
Matters concerning election of 13 directors.

5th Subject for Discussion:
Matters concerning election of 1 corporate auditor.

6th Subject for Discussion:
Matters concerning payment of retirement allowances to retiring directors.

If you are unable to attend the meeting, we cordially request that you study the referential materials annexed hereto, indicate your approval or disapproval of the proposals on the enclosed form of voting exercise card with your signature thereon and return it to us.

When you attend the meeting, please present the enclosed form of voting exercise card at the reception desk of the meeting.

Yours very truly,

Yoshikuni Dobashi

Yoshikuni Dobashi
President and
Representative Director
KUBOTA CORPORATION
2-47, Shikitsuhigashi 1-chome
Naniwa-ku, Osaka

REFERENTIAL MATERIALS FOR THE MATTERS TO BE REPORTED AND THE 1ST SUBJECT FOR DISCUSSION

Business Report for the 112nd Period

(From April 1,2001 to March 31, 2002)

1. Overview of Operations

(1) Business Results and Future Challenges

General Conditions

Japanese economy during the period under review, suffered decrease in capital expenditures or exports due to worldwide economic slowdown. In addition, led by reduction in public works spending, sluggish consumption stemming from rising unemployment rate or lower income, most of all, falling stock prices, Japanese economy stayed in a kind of serious condition. Under such conditions, KUBOTA Corporation (the Company) took every step to achieve its financial goals by promoting enhancement in efficiency and rationalization of its overall management.

While domestic sales in Environmental Engineering Group increased, sales of the other Groups including Pipe & Fluid Systems Engineering Group decreased. Exports to the North America or EU declined as well. As a whole, total sales under review were ¥672.5 billion, down by ¥31.8 billion compared with prior year.

Although the Company made efforts to increase the profitability by reducing personnel cost or other G & A expenses. Ordinary income was ¥23,967 million, down by ¥6,769 million compared with prior year.

By such extraordinary losses as the loss from disposition of subsidiaries, mainly attributed to transfer of shares of Kubota House Co., Ltd. or the appraisal losses of the investment securities, as a part of structural reform, net income was ¥136 million.

Results by Product Group

In the **Pipe & Fluid Systems Engineering Group**, sales were reduced, compared with prior year, by the sharp decline in the demand of ductile iron pipes, which are the mainstay of this division, resulting from decrease in public works spending mainly due to the financial difficulties of local governments. Sales of spiral-welded steel pipes increased thanks to the demand in construction of private sector. Sales of polyvinyl chloride pipes retreated from previous year, principally due to the decreasing demand of housing starts or public works spending. Sales of valves advanced, owing to the smooth shipment of the big order to the public sector. Overall, sales of this group were ¥142.2 billion, down by ¥13.2 billion from prior year.

In **the Materials Group**, sales of the cargo oil pipes and cracking tubes for the petrochemical industry increased, but sales of the rolls for the steel industry decreased due mainly to reduction of capital expenditure. Sales of ductile tunnel segments increased because of large orders, but sales of G-piles declined, reflecting reduction of public works spending. In the end, total sales of construction-related products retreated, compared with previous year. Accordingly, overall sales of this group were ¥29.6 billion, down by ¥1.8 billion compared with prior year.

In the **Farm & Industrial Machinery Group**, the Company aggressively promoted sales of new models of tractors, combine harvesters, or rice-transplanters, with higher performance and price-competitiveness. To the contrary, demands for replacing agricultural machinery was not stimulated as expected and sales decreased. This was because prices of rice and vegetables fell down while worsening general economic environment takes place.

As for export, total sales declined compared with prior year, centering on exports of engines to EU and North America. Sales of construction machinery decreased, because domestic sales retreated by reduction of public construction and export sales were down as well mainly by sluggish export to EU. Sales of vending machinery and electric-equipped machinery decreased, resulting from less capital expenditures by Japanese companies. In the end, sales of this group were ¥324.6 billion, down by ¥19.8 billion compared with prior year.

In **the Environmental Engineering Group**, sales in Water & Sewage Engineering Division were down, as those of sewage treatment plants, the mainstay of this segment, were not satisfactory. Though orders were brisk, sales in Water Environmental Engineering Division decreased because progresses in construction were not favorable.

On the other hand, sales in Solid Waste Engineering Division soared. This is because the large construction of gasification and melting furnace, which were ordered in previous year, progressed significantly and orders for modeling of incinerators, to prevent dioxins , were favorable. Sales of pumps declined, affected by the reduction of public investments. As a whole, sales of this segment were ¥127.1 billion, up by ¥6.0 billion compared with prior year.

In **Housing Materials & Utilities Group**, although the Company made a total renewal of main product in roofing materials for the first time since its introductions, sales were lower than previous fiscal year under the slump in new housing starts. On the other hand, sales of siding materials were higher thanks to aggressive introduction of new products. As a result, total sales of this segment were ¥48.9 billion, down by ¥3.0 billion from prior year.

Capital expenditures

During the year, total capital expenditure by the Company amounted to ¥16.5 billion. These funds were allocated mainly for rationalizing production facilities.

Financing

During the year, the Company didn't depend on debt for its capital expenditures.

Future Challenge

Looking ahead, private consumption and capital expenditure in Japanese economy will be in feeble recovery. Therefore, it is expected to take a long time for Japanese economy to pick up real recovery. The world economy, including U.S. economy, will also remain unclear. Accordingly, the business environment surrounding the Company will be as harsh as ever.

Under such conditions, the Company will do its utmost to enhance profitability in order to overcome such harsh condition, with reinforced promotion of drastic cost-cut, or streamlining the corporate office furthermore.

In closing, the Company asks shareholders for their continued support and encouragement.

Net Sales by Product Group

	Net sales (In millions of yen)	Percentage of previous Period	Percentage of total sales
Pipe & Fluid Systems Engineering Group	142,260	91.5%	21.1%
Materials Group	29,612	94.2	4.4
Farm & Industrial Machinery Group	324,606	94.2	48.3
Environmental Engineering Group	127,168	105.0	18.9
Housing Materials & Utilities Group	48,928	94.2	7.3
Total	672,576	95.5	100.0

Notes

The Pumps Division was transferred to the Environmental Engineering Group from the Pipe & Fluid Systems Engineering Group on October 1, 2001.
Accordingly, amounts of the Pumps Division are included in the Environmental Engineering Group concerning the Results by Product Group and the Net sales by Product Group.

(2) Financial Highlights

(In millions of yen except per share data)

Year (period)	1999 (109th)	2000 (110 th)	2001 (111 th)	2002 (112 th)
Net Sales	743,019	736,314	704,462	672,576
Ordinary income	18,822	23,069	30,736	23,967
Net income	8,474	13,981	△34,953	136
Net income per share (in Yen)	6.01	9.91	△24.79	0.09
Total assets	915,810	947,450	998,686	943,258
Shareholders' equity	389,129	407,642	418,889	371,785
Shareholders' equity per share (in Yen)	276.04	289.17	297.12	267.26

Notes

Net income per share is calculated based on the weighted average number of outstanding common shares for the period.
Net assets per share is calculated based on number of outstanding common shares on the end of the period.
In the current year, these per share amounts has been calculated after deducting the number of treasury stock.

During the 110th period, despite the increase of sales in Farm & Industrial Machinery Group and Housing Materials & Utility Group, net sales was decreased by the sluggish domestic demand and the appreciation of yen. But, at the profit level, both ordinary income and net income were increased due to "Urgent profit-increase measures", such as the reduction in personnel costs, G&A expenses, cost of sales and interest-bearing debt.

During the 111th period, despite increases of domestic sales in the Materials Group and the Farm & Industrial Machinery Group; the sales of other groups and export sales to North America declined sharply. As a result, net sales decreased. As for the profit, the ordinary income increased due to such countermeasures as reductions in personnel cost, general administrative expenses, cost of sales and an improvement of the capital efficiency.
However despite those efforts a net loss was recorded during the period, primarily because of the recognition of a net employee benefit trust obligation due to the introduction of a new accounting standard and the appraisal loss on stock of subsidiaries.

Performance during the 112nd period is described in item (1) of this section

2. Operations of the Company (as of March 31, 2002)
(1) Main Line of Business

Pipe & Fluid Systems Engineering Group
Ductile Iron Pipe, FW (Filament Winding) Pipe, Spiral Welded Steel Pipe (Steel Pipe Pile, Steel Pipe Sheet Pile), Preinsulated Pipe, Plastic Pipe (Unplasticized Polyvinyl Chloride Pipe, Polyethylene Pipe, various kinds of Plastic Pipe, Plastic Lining Steel Pipe, Plastic Valves), Valves (for water supply, sewage system, electric power, gas, petrochemical plant and other industrial plant use)

Materials Group
Industrial Materials (Reformer Tubes, Cargo Oil Pipe, Suction Roll Shells for the paper industry, Cast Steel Products, Rolls for Steel Mills, Castings for engines, Ceramics, TXAX (friction materials), Surface Modified Materials, Composite Materials), Construction Materials (G-Columns, G-Pile, Ductile Tunnel Segment, Cast-iron Soil Pipe and other Casting Materials for construction use)

Farm & Industrial Machinery Group
Farm Equipment (Tractors, Tillers, Power Tillers, Combine Harvesters, Reaper Binders, Harvesters, Rice Transplanters), Ancillary Tools and Implements for Agriculture (Implements, Attachments, Rice Dryers, Vegetable Transplanters, Vegetable Harvesters, Multipurpose Warehouse, Cleaning and Vending Machines for Rice, Small Auto-trucks for agricultural use, Electric Scooter, Automatic Rice Cooker and other equipment for agricultural use), Farm Facilities (Cooperative Facilities for rice drying and rice seedling, Rice Mill Plant, Dairy and Stock Raising Facilities, Gardening Facilities, Cooperative separating facilities for fruits and vegetables), Outdoor Power Equipment (Lawn and Garden Equipment, Lawn Mower), Engines (for farming, construction and industrial machinery and generators), Construction Machinery (Mini Excavators, Wheel Loaders, Carriers, Tractor Shovels, Welders, Generators and other construction machinery related products), Vending Machines (for drinks, tobaccos, tickets), Electronic Equipped Machinery (Scales, Weighing and Measuring Control System and CAD Systems), Air-conditioning Equipment, Photovoltanic Roofing, Foundry Plant Engineering,

Environmental Control Plant Group
Water and Sewage Engineering Plant (Sewage Treatment Plants, Sewage Sludge Incineration and Melting Plants, Water Purification Facilities), Water Environmental Engineering Plant (Night-soil Treatment Plants, Submerged Membrane System for Night-soil and Wastewater Purification, Landfill Leachate Treatment Facilities, Soil Remediation Plants, Industrial Wastewater Treatment Plants, Livestock Wastes Treatment Plants, Food Wastes Treatment Plants), Solid Waste Engineering Plant (Refuse Incineration and Melting Plants, Industrial Waste Treatment Plants, Waste Pulverizing Plants, Waste Recycling Plants, Crushing Plants, Grinding Mills), Pumps (for water works, drainage, pressure, fire extinguisher and other use, Fountains, Mini Turbines, Irrigation and Water Supply Systems, Wastewater Treatment Facilities for Farming Communities)

Housing Materials & Utilities Group
Roofing Materials (Colored Cement Roofing Materials ("UrbanyGlassa", "GracenoteGlassa", "ZalfGlassa", "SuperiorlGrande", "MutoiseNEO", "SuperiorlNEO", "SavoryNEO" and "ColonialNEO"), and other roofing materials), Cement Siding Materials ("Excellage" "Ceradir" "Z-Tex",), Dual-Use Johkasou Systems (Septic Tanks) and Bathtubs.

(2) Main Offices and Factories

	Name	Location
Offices	Head Office	Osaka-shi
	Tokyo Office	Chuo-ku, Tokyo
	Hokkaido Regional Office	Sapporo-shi
	Tohoku Regional Office	Sendai-shi
	Chubu Regional Office	Nagoya-shi
	Chugoku Regional Office	Hiroshima-shi
	Shikoku Regional Office	Takamatsu-shi
	Kyushu Regional Office	Fukuoka-shi
	Farm & Industrial Machinery Sapporo	Sapporo-shi
	Farm & Industrial Machinery Higashi-Nihon	Saitama-shi
	Farm & Industrial Machinery Nishi-Nihon	Sakai-shi
	Farm & Industrial Machinery Fukuoka	Fukuoka-shi
	Yokohama Branch	Yokohama-shi
Factories	Mukogawa Plant	Amagasaki-shi
	Funabashi Plant	Funabashi-shi
	Ichikawa Plant	Ichikawa-shi
	Sakai P.V.C. Pipe Plant	Sakai-shi
	Odawara Plant	Odawara-shi
	Shiga Plant	Kouga-gun, Shiga-ken
	Kashima Plant	Kashima-gun, Ibaraki-ken
	Ohama Plant	Sakai-shi
	Okajima Plant	Osaka-shi
	Amagasaki Plant	Amagasaki-shi
	Sakai Plant	Sakai-shi
	Utsunomiya Plant	Utsunomiya-shi
	Tsukuba Plant	Tsukuba-gun, Ibaraki-ken
	Sakai-Rinkai Plant	Sakai-shi
	Hirakata Plant	Hirakata-shi
	Kyuhouji Plant	Yao-shi
	Ryugasaki Plant	Ryugasaki-shi

(3) Employees (excluding temporary employees)

	Number of employees	Change from previous period	Average age	Average years of service
Total/Average	13,156	(505)	41.1	19.7

(4) Stock Data

①Number of Authorized Common Shares	2,000,000,000
②Number of Common Shares Outstanding	1,409,808,978
③Number of Shareholders	59,409
④Principal Shareholders (Top 10)	

(Thousands of shares)

Name	Numberof shares (*1)	%	Kubota's holding(*2)	%
Nippon Mutual Life Insurance Company	111,306	7.89	—	—
The Meiji Mutual Life Insurance Company	75,483	5.35	—	—
Trust & Custody Servises Bank, Ltd as Trustee for FUJI BANK, LIMITED Retirement Benefit Trust Account re-en trusted by Mizuho Trust and Banking Co., Ltd	69,240	4.91	—	—
Sumitomo Mitsui Banking Corporation	69,240	4.91	39,499	0.69
Mitsui Asset Trust and Banking Company, Limited	67,665	4.79	—	—
The Dai-ichi Mutual Life Insurance Company	56,098	3.97	—	—
Japan Trustee Services Bank, Ltd.	50,713	3.59	—	—
UFJ Bank Limited	43,448	3.08	—	—
Sumitomo Life Insurance Company	40,983	2.90	—	—
Kubota Fund(Employees Stock Ownership plan)	40,780	2.89	—	—

(*1) The number of Kubota's common shares owned by the above-listed shareholders.

(*2) The number of common shares of the above-listed shareholders owned by Kubota.

Notes:

1. Kubota possesses 40,103 shares of Mizuho Holdings, Inc, which is the parent company of Fuji Bank, Ltd. and 33,500 shares of UFJ Holdings, Inc, which is the parent company of UFJ Bank, Ltd.
2. Sumitomo Mitsui Banking Corporation changed its name because Sumitomo Bank, Ltd. merged with Sakura Bank, Ltd.
3. UFJ Bank, Ltd. changed its name because Sanwa Bank, Ltd. merged with Tokai Bank, Ltd.

⑤Purchase, Sale and Possession of treasury stock

1. Purchased stock

   Purchases pursuant to resolution of the Board of Directors based on Law on Special Exceptions to the Commercial Code Concerning Procedures for Cancellation of Shares and the Articles of Incorporation:

   The number of shares acquired: 18,672,000

   The amount of shares acquired: ¥6,636,110,000

   Acquisition of shares less than the minimum unit

   The number of shares acquired: 147,989

   The amount of shares acquired: ¥61,334,885

2. Sold stock:

   The number of shares sold: 90,000

   The amount of shares sold: ¥41,070,000

3. Retired Stock:

   None

4. Possession of stock at the end of the period:

   The number of shares: 18,741,832

Notes: Treasury stock by purchased pursuant to resolution of the Board of Directors based on the Law on Special Exceptions to the Commercial Code Concerning Procedures for Cancellation of Shares and the Articles of Incorporation after the present term:

The number of shares acquired: 614,000

The amount of shares acquired: ¥233,541,000

(5)Situation of Consolidation

①Situation of Important Subsidiaries

Name	Common stock	Kubota's holding	Major operations
Kubota Construction Co., Ltd.	¥1.0 billion	100.0	Design and construction of water supply systems, sewage systems, pipe laying and civil engineering
Kubota Credit Co., Ltd.	¥0.3 billion	51.2 12.1*	Financing to purchasers of farm equipment, construction machinery and related products in Japan
Kubota Lease Corporation	¥0.05 billion	100.0	Maintenance lease of automobile and forklift. Finance lease of facilities, machinery, OA equipment, vending machines and other equipment
Kubota Maison Co., Ltd	¥4.8 billion	100.0	Development and sales of the Condominium, Sales and lease of real estate.
Kubota U.S.A., Inc.	US$167 million	100.0	Administration of subsidiaries in the U.S.A.
Kubota Tractor Corporation	US$ 37 million	90.0*	Sales of tractors, small-sized construction machinery and other machinery in the U.S.A
Kubota Credit Corporation, U.S.A.	US$ 8 million	10.0 90.0*	Financing to purchasers of tractors and related products in the U.S.A.
Kubota Manufacturing of America Corporation	US$ 10 million	100.0*	Manufacturing and sales of tractors and implements
Kubota Engine America Corporation	US$ 10 million	90.0*	Sales, engineering and after-sales services of engines, engine parts, and engine accessories
Kubota Canada Ltd.	Can$ 6 million	80.0	Sales of tractors, engines, small-sized construction machinery and other machinery in Canada
Kubota Metal Corporation	Can$15 million	100.0	Manufacturing and sales of cast steel products in North America, mainly in Canada

*Indirect holding

Name	Common stock	Kubota's holding	Major operations
Kubota Europe S.A.	EUR 11 million	73.8	Sales of tractors, tillers, engines and small-sized construction machinery in Europe, mainly in France
Kubota Baumaschinen GmbH	EUR 14 million	100.0	Manufacturing and sale of small-sized construction machinery in Europe, mainly in Germany
Kubota (Deutschland) GmbH	EUR 3 million	80.0	Sales of tractors, engines, small-sized construction machinery and other machinery in Germany
Kubota (U.K.) Limited.	£2 million	60.0	Sales of tractors, tillers, engines small-sized construction machinery and other machinery in England and Ireland

②Results by Situation of Consolidation

Overview of certain consolidated financial statement information of the Company was follows:

Year (period)	1999 (109th)	2000 (110 th)	2001 (111 th)	2002 (112 th)
Net Sales (in billion of yen)	976.6	987.2	994.4	976.0
Income before income taxes, equity in net income (loss) of affiliated companies and cumulative effects of an accounting change (in billion of yen)	32.2	23.2	59.3	27.0
Net Income(in billion of yen)	15.1	16.4	9.7	9.5
Net Income per share (in Yen)	10.72	11.65	6.95	6.78
The number of consolidated companies	105	116	126	119
The number of affiliated companies	78	70	52	50

Notes

1.The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.Kubota transferred shares of Kubota House Co., Ltd, which was a significant subsidiary of Kubota, to Sanyo Electric Co., Ltd.

Accordingly, it has been excluded from the consolidated subsidiaries.

(6) Principal Creditors

Name	Balance of the loan (In billions of yen)	Number of Kubota's common shares owned by the creditor (In thousands)
The Fuji Bank, Limited	¥30.5	69,240
The Sumitomo Bank, Limited	¥25.5	69,240

69,240 thousand shares of the Company which had been held by Fuji Bank, Ltd. were deposited in Trust & Custody Services Bank, Ltd. as trustee for Fuji Bank, Ltd. Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.

The Fuji Bank, Ltd. still holds the voting rights of such shares.

(7) Directors and Corporate Auditors

Abbreviation of Titles and Responsibilities:

C = Chairman, VC = Vice Chairman, RD = Representative Director, P = President, EVP = Executive Vice President, EMD = Executive Managing Director, MD = Managing Director, D = Director, CA = Corporate Auditor, GM = General Manager.

Title	Name	Responsibilities and principal position
C&RD	Osamu Okamoto	
P&RD	Yoshikuni Dobashi	
EMD &RD	Takeshi Oka	Tokyo Office, GM of Environmental Control Plant Consolidated Division
EMD	Mitsuo Iwanaga	Air Condition Equipment Division, GM of Corporate Compliance Headquarters
EMD	Tomomi Soh	Materials Division, GM of Pipe & Fluid Systems Engineering Consolidated Division
EMD	Mikio Kinoshita	GM of Farm & Industrial Machinery Consolidated Division
EMD	Mitsuku Yamamoto	Farm Facilities Division, GM of Sales Headquarters of Farm & Industrial Machinery Consolidated Division
EMD	Toshio Kubo	Human Resources & Labor Relations Dept., Clinic Office, Business Alliance Dept.
MD	Tatsuo Arata	GM of Technology Development Headquarters
MD	Masakatsu Yamamoto	Corporate Quality Assurance Dept., Production Engineering Dept., Corporate Information Technology Dept.
MD	Okihiro Asada	GM of Ductile Iron Pipe Division
MD	Tsuyoshi Hayashi	Construction Machinery Division, GM of Manufacturing Headquarters of Farm & Industrial Machinery Consolidated Division
MD	Yoji Okihara	International Marketing Dept., GM of Tokyo Office
MD	Tadahiko Kinoshita	Deputy GM of Environmental Control Plant Consolidated Division, GM of Water Environmental Engineering Division
MD	Daisuke Hatakake	Corporate Planning & Control Dept., Finance & Accounting Dept., PV Business Planning & Promotion Dept., Business Alliance Dept. (assistant) Corporate Information Technology Dept. (assistant)
D	Masatake Matsui	GM of Materials Division
D	Koh Shimizu	GM of Water and Sewage Engineering Division
D	Toshi Nakajima	GM of R&D Dept. of Ductile Iron Pipe Division

D		Masaru Ishiguro	General Affairs Dept., Purchasing Dept., GM of Secretary & Public Relations Dept.
D		Nobuhiro Sakamoto	GM of Housing Materials & Utilities Consolidated Division, GM of Housing & Building Materials Division
D		Akira Seike	GM of Tractor Division
D		Akio Nishino	GM of Solid Waste Engineering Division
D		Toshiyuki Yotsumoto	GM of R & D Headquarters of Farm & Industrial Machinery Consolidated Division
D	*	Tadahiko Urabe	GM of Plastic Pipe Division
D	*	Masateru Yoshikawa	GM of Manufacturing Headquarters of Ductile Iron Pipe Division
D	*	Yoshihiro Fujio	Human Resources & Labor Relations Dept. (assistant)
D	*	Moriya Hayashi	GM of International Operations Headquarters of Farm & Industrial Machinery Consolidated Division, Deputy GM of Tractor Division
CA		Masayoshi Fujita	Full-time
CA		Toshi Tanaka	Full-time
CA		Masamichi Nakahiro	Full-time
CA		Tohru Hirata	
CA		Sunao Kobayashi	

Notes: 1. Messrs. Tohru Hirata and Sunao Kobayashi are the outside corporate auditors as provided for in Paragraph 1, Article 18 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan.

2. Changes of Directors and Corporate Auditors during the fiscal year

① Persons indicated by an asterisk (*) in the above table were newly elected at the 111th Ordinary General Meeting of Shareholders held on June 27, 2001 and assumed their offices.

② Managing Director of the Company, namely Messrs. Yoshihiro Kinugasa, Kazuya Nakamura, Katsuro Konishi retired at the conclusion of The 111Th Ordinary General Meeting of Shareholders on June 27, 2001.

Note: All figures in this Business Report have been rounded down.

Balance Sheet

as of March 31, 2002

	(In millions of yen)
Current assets:	**¥515,637**
Cash and deposits	36,065
Trade notes receivable	84,206
Trade accounts receivable	240,566
Finished goods	42,660
Semi-finished goods	7,940
Work-in-process	17,466
Raw materials	6,514
Supplies	3,082
Prepaid expenses	1,287
Deferred tax assets	16,317
Short-term loans receivable	73,694
Other current assets	10,253
Allowance for doubtful receivables	(24,419)
Non current assets:	**427,620**
Property, plant and equipment, net of accumulated depreciation:	**194,629**
Buildings	48,905
Structures	7,790
Machinery and equipment	54,479
Transportation equipment	166
Tools, furniture and fixtures	6,816
Land	72,368
Construction in progress	4,102
Intangibles:	**4,546**
Patents	94
Leasehold rights	53
Facility utility rights	301
Software	4,096
Investments:	**228,445**
Investment securities	126,046
Stock investments in subsidiaries	39,769
Other investments	1,861
Other investments in subsidiaries	2,987
Long-term loans receivable	17,688
Long-term loans receivable from employees	263
Long-term prepaid expenses	838
Deferred tax assets	36,381
Other non-current assets	14,266
Allowance for doubtful receivables	(11,657)
Total assets	**¥943,258**

as of March 31, 2002

	(In millions of yen)
Liabilities:	**¥571,473**
Current liabilities:	**355,696**
Trade notes payable	20,990
Trade accounts payable	164,696
Short-term borrowings	68,453
Current portion of bonds	10,000
Current portion of convertible debentures	9,772
Other accounts payable	15,869
Accrued income taxes	9,123
Accrued expenses	36,637
Advances received from customers	5,652
Deposits received	13,030
Reserve for warranty costs	1,090
Other current liabilities	381
Long-term liabilities:	**215,777**
Bonds	30,000
Convertible debentures	67,896
Long-term borrowings	34,589
Liabilities for severance payments to the employees	78,772
Liabilities for severance payments to the members of the board	1,063
Allowance for losses from guarantees of loans	3,435
Other long-term liabilities	21
Shareholders' equity:	**371,785**
Common stock	**78,156**
Statutory reserves:	**86,698**
Additional paid-in capital	67,159
Legal reserve	19,539
Retained earnings:	**191,154**
General reserve	190,242
Unappropriated retained earnings	912
[Net income for the period]	[136]
Appraisal gains:	**22,442**
Net unrealized gains on marketable securities	22,442
Treasury stock:	**(6,667)**
Total liabilities and shareholders' equity	**¥943,258**

Statement of Income

(Year ended March 31, 2001)

Ordinary income and expenses

		(In millions of yen)
Operating income and expenses:		
Revenue:		
Sales	704,462	704,462
Cost and expenses:		
Cost of sales	533,734	
Selling, general and administrative expenses	133,634	667,368
Operating income		**37,093**
Non-operating income and expenses:		
Non-operating income:		
Interest	760	
Dividends	6,167	
Other	4,754	11,681
Non-operating expenses:		
Interest	3,262	
Other	14,776	18,039
Ordinary income		**30,736**
xtraordinary gain and loss		
Extraordinary gain:		
Gain on the securities contribution to the employee retirement benefit trust	19,006	
Gain on sales of fixed assets	2,023	21,030
Extraordinary loss:		
Full recognition of the net employee benefit trust obligation at transition	83,088	
Loss from impairment of stock and other investment in subsidaries	29,477	112,565
Loss before income taxes		**60,799**
Income Taxes:		
Current	15,150	
Deferred	(40,996)	(25,846)
Net loss		**34,953**
Unappropriated retained earnings carried forward		5,272
Interim dividends		4,229
Transfer to legal reserve		12
Unappropriated retained deficit at end of the period		**¥33,922**

Proposed Appropriations of Unappropriated Retained Earnings

	(In yen)
appropriated retained deficit at end of the period	**33,922,481,809**
Reversal of reserve for special depreciation	11,373,904
Reversal of reserve for divendends	5,145,617,218
Reversal of reserve for general reserve	38,000,000,000
Total	**9,234,509,313**
Proposed appropriations	
Cash dividends (¥3.00 per share)	4,229,391,405
Unappropriated retained earnings to be carried forward	5,005,117,908

Significant accounting policies

1. Valuation of securities
   Securities of subsidaries and associated companies are valued cost determined by the moving avarage method.
   Marketable securities are valued at their fair values, which are determined at fiscal year end. Unrealized holding gains and losses on marketable securities are excluded from earnings and are reported as a separate component of shareholders' equity. Gains and losses on sales of marketable securities are computed based on the moving-average cost method. Non marketable securities are valued at cost, which is determined by the moving-average method.
2. Valuation of inventories
   Finished goods and work-in-process which are manufactured under specific production orders are stated at cost on th specific identification method. Other inventories are stated at cost determined by the moving average method.
3. Depreciation of property, plant and equipment is computed using the declining-balance method.

4. Allowance for doubtful receivables is stated in amounts considered to be appropriate based on the company's past credit loss experience and an evaluation of potential losses in the receivables outstanding..
5. Liabilities for severance payments to the employees are stated at an amount computed under an actuarial method. The amount is calculated as the projected benefit obligation and fair value of plan assets.
The unrealized prior service costs and actuarial loss are being amortized using the straight-line method over the participants' average remaining service period. The actuarial gains and losses are being amortized using the declining-balance method over the same period.

6. Liabilities for severance payments to the members of the board are stated at the amount that would be required if all members of the board retired at the balance sheet date. These liabilities are regulated by Article 287-2 of the Japanese Commercial Code.

7. Allowance for losses from guarantees of loans is computed at the estimated losses relating to the guarantee rendered.
This allowance is regulated by Article 287-2 of the Japanese Commercial Code.

8. Consumption taxes receivable and payable are accounted for on the net of tax method.

9. In previous years treasury stock was accounted as assets.
According to a regulation change, treasury stock is included in the "Shareholders equity" section as a deduction in this fiscal year
The amount of treasury stock in the previous year was ¥4 million.

Notes to Balance Sheet

1. All figures are rounded down to the nearest million yen.
2. Short-term receivables from subsidiaries ¥115,221 million
Long-term receivables from subsidiaries ¥21,390 million
Short-term payables to subsidiaries ¥25,504 million
Long-term payables to subsidiaries ¥1,521 million
3. Accumulated depreciation for property, plant and equipment ¥385,262 million
4. In addition to the Property, Plant and Equipment on the balance sheet, the Company leases certain metal patterns for production use and computers and peripheral equipment under lease agreements.
5. Major accounts in the assets and liabilities, denominated in foreign currencies
Trade accounts receivable US$ 228,215 thousand (¥30,409 million)
Stock investments in subsidiaries US$ 177,191 thousand (¥27,170 million)
6. Assets collateralized
Property, plant and equipment ¥140 million
7. Notes discounted ¥263 million
Loans guaranteed ¥11,763 million
8. With regard to the sale of ductile iron straight pipe in Japan, the Company received a surcharged order of ¥7,072 million from the Fair Trade Commission based on the Anti-Monopoly Law on December 24, 1999. In an effort to appeal, the Company has filed a petition for the initiation of hearing procedures
As a result of the decision to begin the procedures, afore-mentioned surcharge order had temporarily been suspended; however the hearing on the surcharge is again under progress.
9. Net income per share ¥0.09
10. The restriction amount for divendends is regulated by the Article 290-1-6 of the Japanese Commercial Code.
The amount of net assets that increased due to the current price evaluation of marketable securities is 22,442 million yen.

11. Financial institutions were closed on March 31, 2002; therefore, the balance sheet includes the following amounts, which would have matured on that date:
Trade notes receivable ¥14,356 million
Trade notes payable ¥3,334 million

Notes to Statement of Income

1. All figures are rounded down to the nearest million yen.
2. Transactions with subsidiaries:
Sales to subsidiaries ¥83,696 million
Purchases from subsidiaries ¥83,884 million
Other transactions with subsidiaries ¥649 million

Note to Proposed Appropriations of Unappropriated Retained Earnings

1. Interim dividends in the amount of ¥14,229,408,067 (¥3.00 per share) were paid on December 10, 2001.

Transcript Copy of Audit Report from Independent Auditors (Translation)

INDEPENDENT AUDITORS' REPORT

May 16, 2002

Mr. Yoshikuni Dobashi
Representative Director
Kubota Corporation

Tohmatsu & Co.

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Nobuhide Doira
Representative partner,
Engagement Partner,
Certified Public Accountant:
Seiichiro Azuma

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of unappropriated retained earnings and the supplementary schedules (with respect to accounting matters only) of Kubota Corporation for the 112nd fiscal year from April 1, 2001 to March 31, 2002. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account.

Our examination was made in accordance with auditing standards generally accepted in Japan and was performed based on such auditing procedures as normally required, which include auditing procedures applied to subsidiaries as considered necessary.

As a result of our examination, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(3) The proposed appropriations of unappropriated retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and
(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript Copy of Audit Report of the Board of Corporate Auditors

(Translation)

AUDIT REPORT

In respect of the execution of duties of the Directors during the 112nd fiscal period commenced on April 1, 2001 and ended on March 31, 2002, we, Board of Corporate Auditors, having been reported by each Corporate Auditor on auditing method and the results thereof and following the discussion among us, have prepared this audit report and hereby report as follows:

1. Summary of the auditing method employed by each Corporate Auditor:

Each Corporate Auditor has conducted its audit in accordance with the auditing policy and allotment of duties as determined by the Board of Corporate Auditors.

(1) As for audit with respect to accounting, we have reviewed the accounting books and documents, examined the accounting statements and their supplemental schedules, heard from the independent public accountants of their plans and procedures of the audit, attended from time to time the performance by the independent public accountants of their audit, and requested their report on the results of their audit during and at the end of the fiscal period and at any other times whenever deemed necessary.

(2) As for audit with respect to business operations (other than accounting), we have attended the meetings of the Board of Directors and other important meetings, received reports on the operations of the Company from the Directors and employees in charge of the operations, reviewed important documents including those requiring approval of the executives, inspected the operations and the financial conditions of the head office and other principal offices and plants, requested reports on the operations of the subsidiaries when necessary, and conducted such other investigations as we considered necessary.

(3) As for competitive business by the Directors, transactions between the Company and the Directors, the free distribution of profits made by the Company, the extraordinary transactions between the Company and any of its subsidiaries or any shareholders, and the Company's acquisition of its stock as treasury and disposal thereof, we have examined them in detail, in addition to our audit mentioned above, by inspecting the records of the related transactions held by relevant divisions, attending the meetings of the examination committee regarding expenditures, requesting such committee reports on each payment, as well as hearing from the persons concerned as we deemed necessary.

2. Results of the audit:

(1) We have found that the auditing method employed by Tohmatsu & Co., independent public accountants, and the results thereof are appropriate and sufficient.

(2) We have found that the business report presents fairly the current position of the Company in conformity with applicable laws and regulations and the Articles of Incorporation.

(3) In the light of the financial conditions of the Company and other circumstances, we have found that there is no matter to be remarked in the proposed appropriations of unappropriated retained earnings.

(4) We have found that the supplemental schedules to the accounting statements present fairly the matters to be described therein and nothing has come to our attention which should be specifically noted herein.

(5) With respect to the execution of duties of the Directors including those related to the Company's subsidiaries, we have recognized no improper conduct nor any material breach of applicable laws and regulations and the Articles of Incorporation.

As for competitive business by the Directors, transactions between the Company and the Directors, the free distribution of profits made by the Company, the extraordinary transactions between the Company and any of its subsidiaries or any shareholders, and the Company's acquisition of its stock as treasury and disposal thereof, we have recognized no violation of duties by any Director.

May 22, 2002

The Board of Corporate Auditors
Kubota Corporation

Masayoshi Fujita
Standing Corporate Auditor

Toshi Tanaka
Standing Corporate Auditor

Masamichi Nakahiro
Standing Corporate Auditor

Tohru Hirata
Standing Corporate Auditor

Sunao Kobayashi
Corporate Auditor

(Note) Tohru Hirata, Standing Corporate Auditor, and Sunao Kobayashi, Corporate Auditor, are the outside corporate auditors as provided for in Paragraph 1, Article 18 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan.

REFERENTIAL MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Number of voting rights held by shareholders

1,383,772

2. Subjects for discussion and referential materials

1st Subject for discussion:

Matters concerning approval of proposed appropriations of unappropriated retained earnings for the 112nd period. Proposed appropriations of unappropriated retaind earnings are shown on page 16.

With regard to dividends, we would like to propose the year-end dividends of ¥3.00 per share, the same as the previous year, making the aggregate amount of dividends per year of ¥6.00 per share including the interim dividends already paid.

2nd Subject for discussion:

Summary of Proposal

Matters concerning purchases of treasury stock.

In order to execute the capital policy in a timely manner , it is proposed to purchase treasury stock, within the limits of 50 million shares and ¥20 billion, by next Ordinary General Meeting of Shareholders, pursuant to the Article 210 of the Japanese Commercial Code.

3rd Subject for discussion：

Matters concerning Partial Amendment to the Articles of Incorporation

Summary of Proposal and Reasons for Amendment

(1)Amendments to the object of the Company

In order to prepare for the diversification of the business of the Company into new business field, it is proposed to make an addition to the object of the Company and amend the item numbers.

(2)Amendments to comply with the revisions of the Commercial Code

The Law for Revising Part of the Commercial Code etc. (2001 Law No. 79) was enforced on October 1, 2001, which provides for revisions such as the abolition of the par-value share system and establishment of a system of the minimum-trading lot of shares, etc. Then, the Law for Revising Part of the Commercial Code etc. (2001 Law No. 128) was enforced on April 1, 2002, which provides for revisions such as digitalization of company-related documents. In accordance with these revisions, it is proposed to delete the provision of Article 10 (Purchase of Own Shares by a Resolution of the Board of Directors) and amend relevant provisions.

The details of the amendment are as follows: (Changes are indicated by underline)

Present Article	Proposed Amendment
Article 2 (Object) The object of the Company shall be to engage in the following business:	Article 2 (Object) The object of the Company shall be to engage in the following business:
1. - 19. (Description omitted)	1. - 19. (No change)
(Newly added)	<u>20.</u> <u>Fee-charging employment agency</u>
<u>20.</u> Any consulting business relating to each of the foregoing items; and	<u>21.</u> Any consulting business relating to each of the foregoing items; and
<u>21.</u> Any other business ancillary to or relating to any of the foregoing items.	<u>22.</u> Any other business ancillary to or relating to any of the foregoing items.

Present Article	Proposed Amendment
Article 6 (Amount of Each Per Value Share and Number of Shares Constituting One Unit of Shares) ① The amount of each par value share of the Company shall be Fifty Yen (¥50). ② The number of shares constituting one unit of shares of the Company shall be One Thousand (1,000).	Article 6 (Number of Shares Constituting One Minimum Trading Lot of Shares and Non-issuance of Odd-lot Certificates) ① The number of shares constituting one minimum trading lot of shares of the Company shall be One Thousand (1,000). ② The Company shall not issue the certificate for shares less than one minimum trading lot (hereinafter, "odd-lot shares") unless otherwise specified in the Share Handling Regulations.
Article 7 (Record Date) ① The Company shall deem the shareholders (including beneficial shareholders; hereinafter the same interpretation being applicable) who are recorded in the register of shareholders (including register of beneficial shareholders; hereinafter the same interpretation being applicable) at the close of March 31 each year as shareholders entitled to exercise voting rights to be the shareholders entitled to exercise shareholders' rights at the ordinary general meeting of shareholders for the closing of accounts Concerned. ② In addition to the preceding paragraph, whenever necessary, the Company may, by resolution of the Board of Directors and upon giving prior public notice, deem the shareholders or the pledgees recorded in the register of shareholders as of a certain fixed date to be the shareholders or the pledgees entitled to exercise their rights.	Article 7 (Record Date) ① The Company shall deem the shareholders (including beneficial shareholders; hereinafter the same interpretation being applicable) who have the voting right and whose names are recorded or registeredin the register of shareholders (including register of beneficial shareholders; hereinafter the same interpretation being applicable) at the close of March 31 each year to be the shareholders entitled to exercise shareholders' rights at the ordinary general meeting of shareholders for the closing of accounts concerned ② In addition to the preceding paragraph, whenever necessary, the Company may, by resolution of the Board of Directors and upon giving prior public notice, deem the shareholders or the pledgees whose names are recorded or registered in the register of shareholders as of a certain fixed date to be the shareholders or the pledgees entitled to exercise their rights.
Article 8 (Transfer Agent) ① The Company shall have a transfer agent for the shares of the Company. ② The transfer agent and its handling office shall be designated by resolution of the Board of Directors and a public notice shall be given with regard thereto. ③ The register of shareholders of the Company shall be kept at the handling office of the transfer agent and all the business relating to shares, such as registration of transfers of shares and purchase of shares constituting less than one unit, etc., Shall be handled by the transfer agent and the Company itself shall not handle any such business.	Article 8 (Transfer Agent) ① The Company shall have a transfer agent for the shares of the Company. ② The transfer agent and its handling office shall be designated by resolution of the Board of Directors and a public notice shall be given with regard thereto. ③ The register of shareholders of the Company shall be kept at the handling office of the transfer agent and all the business relating to shares, such as registration of transfers of shares and purchase of shares constituting less than one minimum trading lot, etc., Shall be handled by the transfer agent and the Company itself shall not handle any such business.
Article 9 (Share Handling Regulations) In addition to those provided in these Articles of Incorporation, registration of transfers of shares, purchase of shares constituting less than one unit and any other business relating to the shares of the Company shall be made in accordance with the Share Handling Regulations adopted by the Board of Directors.	Article 9 (Share Handling Regulations) In addition to those provided in these Articles of Incorporation, registration of transfers of shares, purchase of shares constituting less than one minimum trading lot and any other business relating to the shares of the Company shall be made in accordance with the Share Handling Regulations adopted by the Board of Directors.

Present Article	Proposed Amendment
Article 10 (Purchase of Own Shares by a Resolution of the Board of Directors) After June 26, 1998, the Company may, by a resolution of the Board of Directors, purchase up to one hundred and forty million (140,000,000) shares of the Company for retirement, with retained earnings.	(Deleted)
Article 11 (Convocation of General Meeting of Shareholders) (Description omitted)	Article 10 (Convocation of General Meeting of Shareholders) (No change)
Article 13 (Method of Adopting Ordinary Resolution of General Meeting of Shareholders)	Article 12 (Method of Adopting Ordinary Resolution of General Meeting of Shareholders)
Article 14 (Exercise of Voting Right by Proxy) The voting right of a shareholder may be exercised by a proxy who is also a shareholder of the Company who is entitled to exercise his/her voting right; provided, however, that the proxy must submit to the Company the document evidencing his/her power of representation at each general meeting of shareholders prior to the opening of such meeting.	Article 13 (Exercise of Voting Right by Proxy) The voting right of a shareholder may be exercised by a proxy who is also a shareholder of the Company who has voting right; provided, however, that the shareholder or the proxy must submit to the Company the document evidencing his/her power of representation at each general meeting of shareholders prior to the opening of such meeting.
Article 15 (Adjournment of Meeting and Change of Place of Meeting) (Description omitted)	Article 14 (Adjournment of Meeting and Change of Place of Meeting) (No change)
Article 16 (Number of Directors and Method of Election) ① The Company shall have no more than forty (40) Directors, who shall be elected at general meetings of shareholders. ② With respect to the resolutions for election provided in the preceding paragraph, the attendance of shareholders holding not less than one-third (1/3) of the issued and outstanding shares having voting rights shall be required. ③ Cumulative voting shall not be used for election of Directors.	Article 15 (Number of Directors and Method of Election) ① The Company shall have no more than forty (40) Directors, who shall be elected at general meetings of shareholders. ② With respect to the resolutions for election provided in the preceding paragraph, the attendance of shareholders holding not less than one-third (1/3) of the total voting rights of all of the shareholders shall be required. ③ Cumulative voting shall not be used for election of Directors.
Article 17 (Term of Office of Directors) (Description omitted)	Article 16 (Term of Office of Directors) (No change)
Article 21 (Method of Adopting Resolution of the Board of Directors)	Article 20 (Method of Adopting Resolution of the Board of Directors)
Article 22 (Number of Corporate Auditors and Method of Election) ① The Company shall have no more than five (5) Corporate Auditors, who shall be elected at general meetings of shareholders. ② With respect to the resolutions for election provided in the preceding paragraph, the attendance of shareholders holding not less than one-third (1/3) of the issued and outstanding shares having voting rights shall be required.	Article 21 (Number of Corporate Auditors and Method of Election) ① The Company shall have no more than five (5) Corporate Auditors, who shall be elected at general meetings of shareholders. ② With respect to the resolutions for election provided in the preceding paragraph, the attendance of shareholders holding not less than one-third (1/3) of the total voting rights of all of the shareholders shall be required.

Present Article	Proposed Amendment
Article 23 (Term of Office of Corporate Auditors) (Description omitted)	Article 22 (Term of Office of Corporate Auditors) (No change)
Article 27 (Business Year and Closing of Accounts)	Article 26 (Business Year and Closing of Accounts)
Article 28 (Dividends and Interim Dividends) ① Dividends shall be paid to the shareholders or pledgees recorded on the register of shareholders at the close of March 31 of each year.	Article 27 (Dividends and Interim Dividends) ① Dividends shall be paid to the shareholders or pledgees whose names are recorded or registered in the register of shareholders at the close of March 31 of each year.
② The Company may, by resolution of the Board of Directors, pay to the shareholders or pledgees recorded on the register of shareholders at the close of September 30 each year an interim dividend (a cash distribution pursuant to the provisions of Article 293-5 of the Commercial Code; hereinafter the same shall apply).	② The Company may, by resolution of the Board of Directors, pay to the shareholders or pledgees whose names are recorded or registered in the register of shareholders at the close of September 30 each year an interim dividend (a cash distribution pursuant to the provisions of Article 293-5 of the Commercial Code; hereinafter the same shall apply).
③ In case any dividend or interim dividend is not received within three years after the date of commencement of payment thereof, it shall revert to the Company.	③ In case any dividend or interim dividend is not received within three years after the date of commencement of payment thereof, it shall revert to the Company.
Article 29 (Conversion of Convertible Debentures and Dividend) (Description omitted)	Article 28 (Conversion of Convertible Debentures and Dividend) (No change)
Article 30 (Transfer Agent of Foreign Currency Debentures)	Article 29 (Transfer Agent of Foreign Currency Debentures)

4th Subject for discussion

Matters concerning election of 13 directors.

The terms of 13 directors, namely Messrs. Osamu Okamoto, Takeshi Oka, Mikio Kinoshita, Mitsuku Yamamoto, Tatsuo Arata, Tsuyoshi Hayashi, Yoji Okihara, Tadahiko Kinoshita, Masaru Ishiguro, Nobuhiro Sakamoto, Akira Seike, Akio Nishino and Toshiyuki Yotsumoto will expire at the conclusion of this Ordinary General Meeting of Shareholders, and 2 directors, namely Messrs. Mitsuo Iwanaga and Toshio Kubo will resign from their posts at the conclusion of this Ordinary General Meeting of Shareholders. Therefore, it is proposed to elect 13 directors.

The following persons are recommended as candidates for directors:

Candidate Number	Name (Birthday)	Number of Company Shares Owned	Brief Occupational History (including responsibilities in other companies)	
1	Osamu Okamoto (October 30, 1936)	51,000 par value Shares of the Company	March, 1960;	Joined the Company
			June, 1988;	Director of the Company
			June, 1990;	Managing Director of the Company
			June, 1992;	Executive Managing Director of the Company
			June, 1995;	General Manager of Farm & Industrial Machinery Consolidated Division
			June, 1998;	Executive Vice President and Representative Director of the Company
			April, 1999;	Chairman and Representative Director of the Company (through now)

No.	Name (Date of Birth)	Shares	Date	Career
2	Takeshi Oka (September 5, 1937)	20,000 par value Shares of the Company	March, 1960;	Joined the Company
			June, 1992;	Director of the Company
			June, 1995;	Managing Director of the Company, General Manager of Environmental Control Plant Consolidated Division
			June, 2000;	Executive Managing Director and Representative Director of the Company, Tokyo Office (through now)
			June, 2000;	General Manager of Tokyo Office
			April, 2001;	General Manager of Environmental Engineering Consolidated Division (through now)
3	Mikio Kinoshita (May 31, 1939)	35,000 par value Shares of the Company	April, 1963;	Joined the Company
			October, 1992;	General Manager of Tractor Division
			June, 1994;	Director of the Company
			October, 1996;	In charge of Construction Machinery Division
			April, 1998;	General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division
			June, 1998;	Managing Director of the Company
			October, 1999;	In charge of R&D Headquarters in Farm & Industrial Machinery Consolidated Division
			April, 2000;	In charge of Farm Machinery Division
			June, 2000;	Executive Managing Director of the Company, General Manager of Farm & Industrial Machinery Consolidated Division (through now)
			June, 2000;	General Manager of International Operations Headquarters of Farm & Industrial Machinery Consolidated Division.
4	Tatsuo Arata (December 5, 1940)	27,000 par value Shares of the Company	April, 1963;	Joined the Company
			April, 1995;	General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division
			June, 1996;	Director of the Company
			April 1998;	General Manager of Electronic Equipped Machinery Division, Assistant to General Manager of Technology Development Headquarters
			December 1998;	General Manager of Kyuhouji Plant
			June, 2000;	Managing Director of the Company (through now)
			June, 2000;	In charge of Electronic Equipped Machinery Division, Deputy General Manager of Technology Development Headquarters
			June, 2001;	General Manager of Technology Development Headquarters (through now)
5	Tsuyoshi Hayashi (February 24, 1939)	28,000 par value Shares of the Company	April, 1963;	Joined the Company
			February, 1997;	General Manager of Construction Machinery Division
			June, 1998;	Director of the Company
			June, 2000;	Managing Director of the company, In charge of Construction Machinery Division, General Manager of Manufacturing Headquarters of Farm & Industrial Machinery Consolidated Division (through now)
6	Yoji Okihara (August 7, 1939)	20,000 par value Shares of the Company	April, 1964;	Joined the Company
			June, 1993;	General Manager of Funabashi Plant
			June, 1998;	Director of the Company
			June, 2000;	General Manager of Mukogawa Plant
			June, 2001;	Managing Director of the Company, General Manager of Tokyo office (through now)
			June, 2001;	In charge of International Marketing Dept.
			April,2002;	In charge of Tokyo Administration Dept. (through now)
7	Tadahiko Kinoshita (December 8, 1941)	40,000 par value Shares of the Company	April, 1964;	Joined the Company
			October, 1996;	General Manager of Environmental Plant Division
			April, 1998;	General Manager of Environmental Engineering Division
			June, 1998;	Director of the Company
			April, 2001;	Deputy General Manager of Environmental Engineering Consolidated Division, General Manager of Water Environmental Engineering Division (through now)
			June, 2001;	Managing Director of the Company (through now)
8	Masaru Ishiguro (July 30, 1941)	9,000 par value Shares of the Company	April, 1964;	Joined the Company
			June, 1989;	General Manager of Public Relations Office
			June, 2000;	Director of the Company, General Manager of Secretary & Public Relations Dept. (through now)
			June, 2000;	In charge of General Affairs Dept.
			October, 2000;	In charge of General Affairs Dept. (through now)
			June, 2001;	In charge of Purchasing Dept.
9	Akira Seike (January 27, 1943)	13,000 par value Shares of the Company	April, 1965;	Joined the Company
			October, 1996;	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division General Manager of Sales Planning Dept. in Farm & Industrial Machinery Consolidated Division
			March, 1999:	Ditto and General Manager of Agricultural Cooperative Sales Promotion Dept.
			April, 2000;	Division
			June, 2000;	General Manager of Farm Machinery Division
			October, 2001;	Director of the Company (through now) General Manager of Tractor Division (through now)
10	Akio Nishino (March 14, 1941)	16,000 par value Shares of the Company	April, 1966;	Joined the Company
			February, 1991;	General Manager of Incinerator Engineering Dept.
			June, 2000;	Director of the Company (through now)
			June, 2000;	Deputy General Manager of Environmental Engineering Division
			April,2001;	General Manager of Solid Waste Engineering Division (through now)
11	Toshiyuki Yotsumoto (February 26, 1942)	15,000 par value Shares of the Company	April, 1967;	Joined the Company
			October, 1996	General Manager of Vehicle Technology Generalization Dept.
			April, 1998;	Deputy General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division
			October, 1999;	General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Hydraulic-Electronic Equipment & System Engineering Dept.(through now)
			June, 2000;	Director of the Company (through now)

12	Toshihiro Fukuda (October 12, 1945)	7,000 par value Shares of the Company	April, 1969;	Joined the Company
			December, 1998	General Manager of Coordination Dept. in Farm & Industrial Machinery Consolidated Division
			October, 2001	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sales Coordination Dept. in Farm & Industrial Machinery Consolidated Division (through now)
13	Yasuo Masumoto (April 21, 1947)	9,000 par value Shares of the Company	April, 1971;	Joined the Company
			February, 1997;	General Manager of Construction Machinery Manufacturing Dept. in Hirakata Plant
			April, 1999;	General Manager of Utsunomiya Plant
			October, 2001;	General Manager of Farm Machinery Division (through now)

Note: None of the candidates have special interest in the Company.

5th Subject for discussion:

Matters concerning election of one corporate auditor.

As the terms of a corporate auditor, namely Mr. Masayoshi Fujita will expire at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect a corporate auditor.

This Subject for Discussion was made in accordance with the agreement of the Board of Corporate Auditors.

The following person is recommended as candidates for one corporate auditor:

	Name (Birthday)	Number of Company Shares Owned	Brief Occupational History (including responsibilities in other companies)	
1	Masayoshi Fujita (November 9, 1938)	15,000 par value Shares of the Company	April, 1962;	Joined the Company
			June, 1996;	Corporate Auditor of the Company (through now)

Notes: 1.The candidate does not have special interest in the Company.
2.The candidate is the outside corporate auditor as provide for in Paragraph 1, Article 18 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan.

6th Subject for discussion:

Matters concerning payment of retirement allowances to the retiring directors.

Directors, namely Messrs. Mitsuku Yamamoto and Nobuhiro Sakamoto will retire from their post at the conclusion of this Ordinary General Meeting of Shareholders, when their terms of office will expire. Directors, namely Messrs. Mitsuo Iwanaga and Toshio Kubo will resign from their post at the conclusion of this Ordinary General Meeting of Shareholders.

It is proposed that retirement allowances be paid to them for their meritorious services rendered to the Company during their terms of office and the amount be within a reasonable amount with due consideration of the Company's standard and precedent.

It is proposed that definite amount date and method of payment of such allowances for the directors be left to the discretion of the Board of Directors.

The brief occupational history of the retiring directors are as follows:

Name		Brief Occupational History
Mitsuo Iwanaga	June, 1989;	Director of the Company
	June, 1993;	Managing Director of the Company
	June, 2000;	Executive Managing Director of the Company (through now)
Mitsuku Yamamoto	June, 1994;	Director of the Company
	June, 1999;	Managing Director of the Company
	June, 2001;	Executive Managing Director of the Company (through now)
Toshio Kubo	June, 1995;	Director of the Company
	June, 1999;	Managing Director of the Company
	June, 2001;	Executive Managing Director of the Company (through now)
Nobuhiro Sakamoto	June, 2000;	Director for the Company (through now)

June 26, 2002

To: Shareholders

Yoshikuni Dobashi
President and
Representative Director
KUBOTA Corporation
2-47, Shikitsuhigashi
1-chome Naniwa-ku, Osaka

Resolution of the Ordinary General Meeting of Shareholders

We take pleasure in informing you that the followings were duly reported and resolved at the 112th Ordinary General Meeting of Shareholders held on June 26, 2002 as follows:

Matters reported

Balance sheet as of March 31, 2002 and the statement of income and the business report for the 112th period (from April 1, 2001 to March 31, 2002).

Contents of these documents were duly reported.

Matters resolved

1st Subject for discussion:

Matters concerning approval of proposed appropriations of unappropriated retained earnings for the 112th period.

The above proposal was approved and passed as proposed. With regard to dividends for the period, the year-end dividends were ¥ 3.00 per share.

2nd Subject for discussion:

Matters concerning purchases of treasury stock.

The above proposal was approved and passed as proposed. The details of the purchases are as follows.

The limits of the number of shares to be purchased: 50 million shares

The limits of the amount of shares to be purchased: ¥20 billion

3rd Subject for discussion:

Matters concerning Partial Amendment to the Articles of Incorporation.

The above proposal was approved and passed as proposed.

The summary of the amendments are as follows.

1. Amendments to the object of the Company
2. Amendments to comply with the revisions of the Commercial Code

4th Subject for discussion:

Matters concerning election of 13 directors.

Ten persons, namely Messrs. Osamu Okamoto, Takeshi Oka, Mikio Kinoshita, Tatsuo Arata, Tsuyoshi Hayashi, Yoji Okihara, Tadahiko Kinoshita, Masaru Ishiguro, Akira Seike, Akio Nishino and Toshiyuki Yotsumoto were re-elected, and two persons, namely Messrs. Toshihiro Fukuda and Yasuo Masumoto were newly elected. All these elected assumed their offices respectively.

5th Subject for discussion:

Matters concerning election of one corporate auditor.

One person, namely Mr. Masayoshi Fujita was re-elected. He assumed his office.

6th Subject for discussion:

Matters concerning payment of retirement allowances to the retiring directors.

It was approved that retirement allowances be paid to the retiring directors, namely Messrs. Mitsuo Iwanaga, Mitsuku Yamamoto, Toshio Kubo and Nobuhiro Sakamoto. It was approved that the amount of such allowances be within a reasonable amount with due consideration of the Company's standard and precedent. It was approved that definite amount, date and method of payment of such allowances for the retiring directors be determined at the discretion of the Board of Directors.

Board of Directors and Corporate Auditors (as of June 26, 2002)

Osamu Okamoto	Chairman and Representative Director
Yoshikuni Dobashi	President and Representative Director
Takeshi Oka	Executive Managing Director and Representative Director
Tomomi Soh	Executive Managing Director
Mikio Kinoshita	Executive Managing Director
Tatsuo Arata	Managing Director
Masakatsu Yamamoto	Managing Director
Okihiro Asada	Managing Director
Tsuyoshi Hayashi	Managing Director
Yoji Okihara	Managing Director
Tadahiko Kinoshita	Managing Director
Daisuke Hatakake	Managing Director
Masatake Matsui	Managing Director
Akio Nishino	Managing Director
Koh Shimizu	Director
Toshi Nakajima	Director
Masaru Ishiguro	Director
Akira Seike	Director
Toshiyuki Yotsumoto	Director
Tadahiko Urabe	Director
Masateru Yoshikawa	Director
Yoshihiro Fujio	Director
Moriya Hayashi	Director
Toshihiro Fukuda	Director
Yasuo Masumoto	Director
Masayoshi Fujita	Corporate Auditor
Toshi Tanaka	Corporate Auditor
Masamichi Nakahiro	Corporate Auditor
Tohru Hirata	Corporate Auditor
Sunao Kobayashi	Corporate Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

BY 

Hiromi Takahashi
Authorized Representative
in the United States

Date: